May 5, 1999


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549

RE:  	Post Effective Amendment No. 1 (Amendment No. 1) to
Application/Declaration on Form U-1 by The Connecticut Light and Power Company and Western Massachusetts Electric Company (File No. 70-7875)

Ladies and Gentlemen:

The undersigned applicants respectfully withdraw their Post Effective Amendment No. 1 (Amendment No. 3) to Application/Declaration on Form U-1, previously filed on April 8, 1999 in SEC File No. 70-7875.

Please contact Jeffrey C. Miller, Assistant General Counsel, at (860) 665-3532 or Jane P. Seidl, Senior Counsel, at (860) 665-5051 with any questions or comments with respect to this withdrawal.

The Connecticut Light and Power Company
Western Massachusetts Electric Company



Randy A. Shoop
Assistant Treasurer-Finance